Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981
Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date of this communication.
Important Merger Information
The proposed merger between Willis and HRH will be submitted to the HRH shareholders for their consideration. Willis has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary proxy statement of HRH that also constitutes a prospectus of Willis. HRH shareholders and other investors are urged to read the Registration Statement and the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any other relevant documents concerning the proposed transaction and the companies that HRH or Willis files with the SEC (and any amendments or supplements to those documents), because these will contain important information. Investors will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Willis and HRH, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’ website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.” Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’ directors and executive officers is available in Willis’ proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the definitive prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981
any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Included below are selected portions of the transcript of an Earnings Conference Call held by Willis Group Holdings Limited with respect to the second quarter of 2008. Such selected information relates to the expected acquisition of Hilb Rogal & Hobbs Company by Willis Group Holdings Limited. An audio replay of the complete Q2 Earnings Conference Call is available on Willis’s website at www.willis.com.
WSH — Q2 2008 Willis Group Holdings Limited Conference Call
Event Date/Time: July 31, 2008 / 8:00 a.m. EST
PRESENTATION

Coordinator:	Welcome to the Willis 2nd Quarter 2008 Earnings Release conference call. All lines have been placed in a listen-only mode until the Question and Answer session. To ask a question during today’s conference please press star followed by a 1 on your touchtone phone.

The conference is being recorded. If you have any objections you may disconnect at this time.

And now I’d like to introduce Ms. Kerry Calaiaro, Director of Investor Relations. Ma’am, you may begin.

Kerry Calaiaro:	Thank you, and welcome to our earnings conference call and Web cast at willis.com for the 2nd Quarter 2008. Our call today is hosted by Joe Plumeri, Willis Group Holdings Chairman and Chief Executive Officer.

A replay of the call will be available through October 31, 2008 at 11:00 p.m. Eastern Time by calling 800-876-4955 or 1-203-369-3997 outside the U.S. with no by passcode or by accessing the Website.

If you have any questions after the call my direct line is 212-915-8084. As we begin our call we remind you we may make certain statements relating to the results which are forward-looking statements as that term is defined by the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated.

We refer you to the cautionary note in our press release and additional information concerning risk factors that could cause such a difference can be found in the company’s documents filed with the Securities and Exchange Commission from time-to-time.

I’ll now turn the call over to Joe.

Joe Plumeri:	Welcome and thank you for joining us for our 2nd Quarter 2008 earnings call. Here with me in London, we’re talking to you from London today in our new building, are Grahame Millwater, President, and Pat Regan, COO and CFO and all of the top executives of our company who have responsibility for the various divisions in our firm to answer any questions you may have later on.

Today I’m going to start with the 2nd Quarter and give you an update where we are mid-year and what’s shaping our future. Then also I want to talk about an update on our acquisition of HRH that we announced on June 8 that I think is going very, very well.

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

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Grahame Millwater:	New facilities in MGAs include executive risk, PA, marine cargo, general aviation, fine art and jewelry, (blood stock), kidnap and ransom. These are not only vehicles which attract additional commission but are also key to client profitability in that they are far more efficient.

The commission to increase is also especially critical as we look towards the integration of HRH and replacing their contingents.

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Pat Regan:	On the outlook for 2008, (unintelligible) analysis for the purpose of our 2008 outlook, we assumed that the HRH acquisition closes on December 31, 2008 although obviously we would expect it to close sooner.

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Pat Regan:	Finally then, we revised the guidance at the time of the HRH announcement and come to expect adjusted operating margin of 24% in 2009 and 27% in 2010 both of them obviously after the deal amortization with adjusted earnings per share of $3.50, $3.25 in 2009 and $4.05 to $4.15 in 2010.

With that I’ll now turn the call back to Joe.

Joe Plumeri:	Thank you Pat. I want to talk a little bit about the HRH acquisition because I know you’re interested in that and before I open the call for questions, I want to give you a sense of where with are with our HRH.

On June 8, 2008 we announced the acquisition of Hilb Rogal and Hobbs, the eighth largest insurance and risk management intermediary in the United States.

Everything is moving along and we expect to close the transaction in the fourth quarter. The day after the announcement we commenced a three-week road show, actually the day of the announcement, we commenced the road show by going right to Richmond where HRH’s headquarters is.

And for three weeks after that visited 20 key Willis and HRH cities around the country with Don Bailey who heads Will North America and will be the Chairman and CEO of Willis HRH, Melbourne HRH CEO and will become Vice Chairman of the Willis Group. And Mike Crowley, HRH President and COO who will become President of Willis HRH North America.

And what I saw was terrific enthusiasm, wonderful passion, client focus by both companies and enormous compatibility that I didn’t know I would expect to see because obviously I didn’t have an opportunity to see the people before the deal was announced.

And I would tell you as an overall reaction, I was enthused about the deal when we announced it and became more enthused with every city that I visited for those three weeks.

It’s been nearly two months since the announcement and we’re even more excited about the opportunities. We’re excited about the opportunities to leverage our expanded presence in North America, double North America revenues and more than double the employee benefits base.

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

It strengthens our middle market leadership, which is where we think the battle is going to be won or lost, reinforce the large account presence, and add depth and breadth to key practice areas.

The integration planning process is going very well, and I thought I’d hit on that just a little bit. The governance structures are in place with detailed work streams, key deliverables, and daily meetings, which occur with me every day at 8:30.

Key leadership has been announced already. As a matter of fact it was announced after three weeks into the process. We announced who would run regions, what the regions would look like, the — who would run offices and practices, including employee benefits, so we could hit the ground running when the deal was closed.

We have done extensive review of 210 combined North American retail locations and have a plan in each city for real estate locations already, and target synergies have been validated. What that means is, is we told you we thought we could get synergies of $100 million by virtue of doing this deal over a two year period of time, and we have more than validated that that number is accurate and feel very comfortable with that number.

For example, we believe that the Willis producers are about 20% more productive on revenue per producer measure. It’s not because the producers at HRH are not productive. It has to do with resources that has to do with size of accounts, it has to do with the practice groups, it has to do with all the kinds of things that are now — be available to both of our companies, and we get very, very enthused when we look at those possibilities.

The support network at Willis is more centralized and producers have broader access to the global resources and practice expertise to service clients that will now be available to everybody. Key objectives are to retain associates and clients, and to deliver the $100 million of cross synergies and position the combined company for growth.

Now many of you have had questions on the 50 million of contingent commissions HRH collects, especially with the recent hearings on the subject of contingence in New York. We are confident that we will be able to convert this revenue stream. I told you that on June 8. There was a lot of questions about that, so — there had been a lot of questions about that, and I’m very, very confident that we’ll be able to replace it.

You heard (Grahame) in his talk with regard to our — shaping our future marketing say that already we have a $11 million of uplift in our marketing program and we’ve just begun that program. It was $3 million in the first quarter, $11 million in the second quarter, and that’s just going to continue to ram up — and we — ramp up, so we will deploy that same mechanism when the contingent period is over in three years.

So we’re confident that we’ll be able to convert the revenue stream. We’ll have three years to convert their contingence and supplemental commissions for existing clients with standard commissions.

From our due diligence and office visits, it appears that HRH is very decentralized in their approach to marketing, something we have worked diligently on in shaping our future, as I just mentioned, to consolidate leverage with the markets to get the best terms and conditions for clients at appropriate commission levels.

HRH currently works with 2000 markets. So we will take a look a those markets and see if clients would best — be best served by placing that business elsewhere. This would allow us to migrate HRH premiums, the carriers we may have, the existing relationships with, where we could get paid more.

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

And obviously the New York hearings allowed us an opportunity to once again highlight the need for transparency in a level playing field where some brokers do not accept contingence and some do.

So what’s the conclusion to what’s going on at Willis in the second quarter? We’re very pleased with our performance, we’re very pleased with the way things are going with HRH. We said we were going to deliver industry leading organic revenue growth, and have at 3%. We said we would have a flat adjusted operating margin this year, as we make investments, and we have. We’re gaining momentum with our shaping of our future initiative, as you heard in gory detail, while building a solid platform for future profitable growth.

And again we’re very, very excited about how relationship with HRH. They have wonderful people. I was enthused before, I’m ecstatic now after seeing all the 4000 plus people at HRH. And I know our people. And it’s going to be a very good chemical as well as an M&A operation for both of us. Now I’ll turn it back to the moderator for questions and thank you.

Coordinator:	Thank you. At this time if you would like to ask a question, please press star followed by one on your touchtone phone. You will be prompted to record your name. To withdraw your request, please press star followed by two. Also as a reminder, please turn off any cell phones or Blackberrys before asking your question. One moment please for the first question. Thank you. Our first question is from Keith Walsh. You may ask your question and please state your company name.

Keith Walsh:	Hi. Keith Walsh at Citi. Good morning everybody.

Joe Plumeri:	Keith, how you doing?

Man:	Hi, Keith.

Keith Walsh:	Good, good. First off, congrats on the nice revenue number this quarter in a very, very tough environment. And I’ve got like two questions. First for Joe, just on the HRH integration, if you could just talk about the challenge of not only integrating HRH, but integrating the record number of deals they did in ’07 that that management team has clearly failed to integrate up to this point based on their results last night. And then I’ve got a follow up.

Joe Plumeri:	Well first of all I — as I said, Keith, you know, you make projects and you do your models before you do a deal. You know that. And I’ve done these a lot in my life at the very company you’re with — a lot of them, 40 some of them. And a lot of times you make those projections and you make the models in terms of what you think you can get out of integration. And I have to tell you — and you make those before you announce the deal.

I did no differently this time. But as we went out and saw the people and we got more involved and learned more about their business, I became more and more convinced that not only did we do a great deal from an economic point of view but we (unintelligible) a great deal from a chemical point of view.

Every meeting I went to, every city I went to, the reception was terrific. The understanding of what we could do together was really unbelievable— one of the better road shows, if not the best that I’ve encountered in my career. So from that point of view in the integration, really no problem at all.

As it relates to the deals that you’re making reference to, I saw all the people of all the deals that HRH has made. I think they made great deals. I think that with the combination of some of the synergies that we can make and the revenue and increases that we can help them make because of the way we conduct business and the practices

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

that we have that can help them, I don’t have any reluctance whatsoever and haven’t had any reluctance since this was done.

Sometimes, you know, when — in the past, you know, you do something and you kind of thing a couple of times, “Well should I? Should I have,” et cetera. Not one second did I have any regret about this deal whatsoever. And as I said before, every city I got more and more enthused by what I saw.

So I know you’re hearing Joe Plumeri’s usual optimism, but my optimism is usually correct. And I couldn’t say enough about what I’ve seen there, and what I think the HRH Willis combination will mean for this company.

Keith Walsh:	Okay. And just on broker compensation as far as, you know, maybe if you could talk about the differences what an HRH broker gets paid versus a Willis broker basically on the same account, and how quickly you’re going to migrate the HRH brokers onto a Willis pay schedule. Thanks.

Joe Plumeri:	There’s a little bit of a difference in the pay scale. But like anything else, Keith, you can’t compare, you know, an apple to an orange, because they get paid differently than we pay. They have segments of the way they’re paid versus we’re paid on a basis of retention of book and then growth. When you look at it, the difference is not that much.

They get paid a little bit more, but nothing that I don’t think that we can’t blend in 2010 so that we maintain in effect the same level of compensation for both Willis and HRH at the same time. As a matter of fact I’m pretty confident of it because I think we can make up any difference that we have by virtue of the fact that we get more synergies than I thought we would get when we first modeled this.

So the thing you want to do, what drives this business is producers producing. And the more producers that we can have producing and motivated to produce more, we want to do. So the highest that we can compensate them against the backdrop of the best efficiencies we can get, is what we’re going to try to do. And so far I believe that we’ll be able, going into 2001 and beyond, sustain the levels of compensation.

I’ve already said to the producers at HRH that we will maintain their compensation through 2009, but I feel pretty confident that on a blended basis so we all have one compensation schedule, that the level of compensation will continue to basically remain the same as we find a blended system, because I think we can get synergies from elsewhere.

Keith Walsh:	Thanks a lot Joe.

Joe Plumeri:	Thank you.

Coordinator:	Thank you. Our next question is from Meyer Shields. You may ask your question and please state your company name.

Meyer Shields:	Thanks. Stifel Nicolaus. Good morning all.

Man:	(Unintelligible) how you doing?

Meyer Shields:	I’m okay. How are you?

Joe Plumeri:	Good.

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

Meyer Shields:	If the...

Joe Plumeri:	(Unintelligible).

Meyer Shields:	I’m sorry?

Joe Plumeri:	I said I’m great.

Meyer Shields:	Oh. Good, good. If the earnings guidance for 2008 is unchanged, but the tax rate is going to be lower, then does that suggest that the pre-tax number is not as — is a little weaker than you had though originally?

(Pat):	No, Meyer. The main reason is you — obviously you remember when we did the original ’08 guidance we had anticipated doing stock buybacks earlier in the year or during 2008. Obviously with the HRH acquisition we haven’t included the benefit we thought we would get from stock buybacks. So what we lost on stock buyback, effectively we’ve gained back with the tax rate. And the pre-tax numbers and the margin numbers are unchanged.

Meyer Shields:	Okay that’s helpful. And Joe, you talked a lot — when there’s more aggressive recruiting going on in 2004/2005, you talked a lot about the ramp up of their productivity and their affect on margins. Can you discuss that with regard to the investments you’ve made so far this year?

Joe Plumeri:	Well it’s too early to tell, but we don’t — obviously investments that we made in North America stopped when we made the acquisition of HRH, so we’ve got plenty to do there.

But there’s no reason to believe that the level of activity or the level of the recruits won’t breed the same kinds of results that they’ve bred before, which, as you know, were slightly dilative in the first year, slightly accretive in the second year, and the third year we were generating 30% plus margins. That’s the pattern. That was the blueprint. And I don’t see any reason why that shouldn’t occur now with the people we’ve recruited.

In the rest of the world, the recruiting has been, you know, quite generous in a sense that we’ve recruited a lot of people, because that’s part of the investment strategy. And I don’t believe that we’ll get any different results than we did in the past with regard to the recruits on an international basis.

Meyer Shields:	Okay, great. Thanks so much.

Joe Plumeri:	Thank you.

Coordinator:	Thank you. (Matthew Heimer), you may ask your question and please state your company name.

(Matthew Heimer):	Hi. Good morning everybody.

Man:	Hi.

Man:	Hi.

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

(Matthew Heimer):	Just a couple questions. The first, with respect to the HRH integration and particularly the carrier relationships, have you started to — have you started the conversations with carriers that you’re considering both perhaps, you know, using more of or shifting away from?

Joe Plumeri:	No I cannot do that. We are not one company yet. But I assure you when we are, we will do that.

(Matthew Heimer):	Okay. And then within, you know, in HRH’s numbers last night US was pretty weak. You know, there’s obviously been some headwinds in your markets as well. I guess is that pretty much as expected, you know, based on the discussions you were having prior to the deal announcements?

Joe Plumeri:	Yes. It’s pretty much expected. I have to tell you that, you know, when — especially in June — and you can ask this — (Mell) this question, you know, when he has his call, but in June was a little bit distracting for us, and it had to be very distracting for him.

You know, you wake up on a Monday morning and, you know, you’re told your company’s being bought. Who are these, people, what’s going to happen to me? And then everybody’s attending road shows and calls and dinners and so forth. And it’s very disruptive.

So I’m not surprised in the sense that, you know, people were not distracted and a little disruptive and — but I will tell you that irrespective of the second quarter that HRH had, I’m really looking on a perspective basis about what’s possible. And I saw first hand what’s possible and I’m excited about that.

(Matthew Heimer):	Okay. And then just based on what you’re — you’ve seen so far in July, does it look like some of the distraction is starting to dissipate in North America?

Joe Plumeri:	I can’t — certainly the distractions not the same as it was in June. That’s for sure. I can tell you that the road shows we had, the meetings that we’ve had, the breakfasts, the dinners, the lunches with producers all across the company have been — and the country have been very productive. People are very enthused. They’re very much looking forward to the future, and I’m very positive about the future.

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Meyer Shields:	Okay. And second question, for modeling purposes, is the 2009 guidance based on the 28% tax rate as well?

Joe Plumeri:	We haven’t specifically given you a tax rate for next year, Meyer. And as I say, it’s been a relatively recent development, but we do think the tax rate is sustainable. Obviously when you factor in HRH, the overall changes slightly. So the Willis stand alone, you could assume, is that kind of rate. I’d need to tell you what the math was when you include HRH (unintelligible) with the US tax rate to it. So the math will work out a bit higher on a combined basis.

Meyer Shields:	Okay, great. Thanks so much.

Coordinator:	Thank you. We have a question from Brian Meredith. You may ask your question and please state your company name.

Brian Meredith:	Hi, UBS. Two quick questions here. First one — you haven’t bought back any stock, and I think the reason is the HRH acquisition coming up, but the question I guess is are there any restrictions or anything from you —

Filed by Willis Group Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

preventing you from buying back your stock right now? It’s obviously incredibly depressed right now, and wouldn’t it make sense maybe to actually buy some of the stock back now?

(Pat):	Yes is the short answer. It’s until we complete the deal, Brian, that we probably won’t be buying back stock at the moment.

Brian Meredith:	And is there any particular reason for that? It just — you said you’ve got the funding in place for the acquisition right?

(Pat):	It’s really for — to get all the funding agreements in place that we won’t be buying back stock just yet.

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Coordinator:	Thank you. I’m showing no further questions.

Joe Plumeri:	Okay, thank you everybody. Have a good day.

Coordinator:	Thank you. This concludes today’s conference. Thank you for participating. You may disconnect at this time.

END